PE
3-31-03

03038039

ARS

THE ST. LAWRENCE SEAWAY CORPORATION

2003

ANNUAL REPORT

TO SHAREHOLDERS

November 2003

Dear Shareholders:

The most recent fiscal year was a year of measured progress for St. Lawrence. As we discussed in last year's letter, on June 25, 2003, we consummated the first stage of our investment in T-3 Therapeutics, LLC. With this investment and the January 24, 2002 signing of a research agreement with New York University School of Medicine ("NYU"), the search for investment opportunities by St. Lawrence is essentially complete. For the remainder of the year, and for the foreseeable future, we will be closely monitoring and evaluating our investments in T-3 Therapeutics and with NYU.

T-3 Therapeutics is attempting to develop novel applications of Tri-iodothyronine thyroid hormone in a sustained release formulation to treat hyperthyroidism and to lessen the effects of cardiovascular disease. Our NYU research agreement is to help fund research into the causes of and potential cures for prostate cancer.

NYU enjoyed modest success during the past year. Most importantly, NYU has potentially identified a link between a specific human gene and prostate cancer, with this gene possibly being a tumor suppressor in the human body. If this gene is indeed a prostate cancer suppressor, then strategies to restore or enhance gene expression could have an important therapeutic benefit for humans. Much further research and animal clinical studies are needed to support and develop this theory.

T-3 Therapeutics on March 18, 2003 signed an important drug development agreement with West Pharmaceutical Services, Inc. West has been hired to develop a sustained release drug delivery vehicle for Tri-iodothyronine applications. West has begun research into potential delivery formulations and initial limited animal trials were conducted last summer. Further product development is needed and more animal trials are planned in the future.

St. Lawrence's investment strategy continues to be one focused on drug research and development programs. As always, much work remains to be done before the fruits of our investments are realized, but real initial progress was made over the last year and we remain committed to our long-term goal of successful drug developments.

We will keep you updated on our efforts, and, as always, we appreciate our shareholders' support.

Sincerely,

Joel M. Greenblatt
Chairman of the Board

United States Securities and Exchange Commission
Washington, D.C. 20549

FORM 10-K

X Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended March 31, 2003

or

_ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ___________

Commission file number: 0-2040

THE ST. LAWRENCE SEAWAY CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Indiana (State or Other Jurisdiction of Incorporation or Organization)	35-1038443 (I.R.S. Employer Identification No.)
320 N. Meridian St., Suite 818 Indianapolis, Indiana (Address of Principal Executive Offices)	46204 (Zip Code)

(317) 639-5292
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities Registered Pursuant to Section 12(g) of the Act:

Title of class
Common Stock, par value $1.00 per share

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes [x] No [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes [ ] No [X]

The aggregate market value of common stock held by non-affiliates of the registrant as of September 30, 2002 was approximately $778,042.

The number of shares of common stock of the registrant outstanding as of June 26, 2003 was 393,735.

THE ST. LAWRENCE SEAWAY CORPORATION

PART I

Item 1 - Business

The St. Lawrence Seaway Corporation (the "Company") is an Indiana corporation organized on March 31, 1959. Prior to 1998, the Company principally engaged in farming, timber, harvesting and other traditional agricultural activities. The Company is currently engaged in investing in drug development programs and in evaluating other alternatives to its former business, including continuing its evaluation of operating companies for acquisition, merger or investment. Pending any such transaction, the Company will continue its practice of maintaining its cash assets in relatively liquid interest/dividend bearing money market investments. Eventually such assets may be used for an acquisition or for a partial payment of an acquisition or for the commencement of a new business.

Research Funding. In the last two years, the Company has examined several investment and acquisition opportunities in technology and Internet-related fields, but ultimately determined that they were not suitable for the Company. The Company has broadened its search to opportunities to participate in funding the development of pharmaceuticals and health-related products. The following is a summary of two ventures the Company has entered into.

The Company has entered into a Research Funding Agreement with New York University School of Medicine, New York, New York, under which the Company is providing funding for the further development of certain NYU medical discoveries and technology, in return for which the Company will be entitled to receive license fees from the future commercial uses of such discoveries. Such technology is subject to pending NYU patent applications and generally relates to treatment of certain prostate enlargements and prostate cancers. Under the Research Funding Agreement, the Company has agreed to provide research funding of $25,000 for each of eight calendar quarters, in exchange for which the Company would be entitled to receive 1.5% of future license revenues from the sale, license or other commercialization of the patents. The first payment was made in connection with the execution of the Research Funding Agreement in January 2002. The Company has the option to provide additional funds for up to three additional years of development, in exchange for which the Company's share of license revenue from the patents would increase to a maximum of 3.75%. Development and commercialization of the patents is highly speculative and subject to numerous scientific, financial, practical and commercial uncertainties. There can be no assurances that the Company will receive any license revenues as a result of this Research Funding Agreement.

In a separate matter, the Company has also entered into a joint venture agreement as of June 25, 2002 under which it will provide development funding to a newly-formed private limited liability company, T3 Therapeutics, LLC (the "Development Company"), for specified drug treatment protocols for thyroid and cardiovascular disease, in exchange for an equity interest in the Development Company. Such treatments are in early stage development and involve the use of novel formulations of hormones, delivered in controlled release formulations. Funding provided by the Company will be used for the purpose of financing development of new formulations of such hormones, and to conduct animal and human clinical trials. Research has been initiated by the Development Company, which has been founded by physicians at a major metropolitan New York City area hospital. The agreement calls for the Company to acquire, subject to adjustment, a 12.5% ownership stake in the Development Company, in exchange for its commitment to provide development funding of $750,000, for use over an approximately two-year period. The agreement provides for a follow-on contribution of an additional $750,000 if certain preliminary FDA testing approvals are secured, with a corresponding increase in the Company's ownership stake to 25% of the Development Company. If the product is licensed by the Development Company to a pharmaceutical partner, the Company would be entitled to a portion of the Development Company's resulting royalties and progress payments. The amount of ownership to be received by the Company is subject to adjustment, based upon (i) ownership and license arrangements that the Development Company makes with laboratories that provide research and formulation expertise and products, (ii) development or licensing transactions or (iii) other sources of financing. The Company loaned the Development Company $40,000 in connection with entering into the letter of intent relating to the joint venture agreement; the $40,000 note was cancelled and has been credited toward the Company's initial $750,000 contribution. Development and commercialization of the treatment protocols is highly speculative and subject to numerous scientific, practical, financial and commercial uncertainties. There can be no assurances that the Company will receive any royalties or progress payments, or that the value of its ownership stake in the Development Company will increase or even maintain its current value.

In May 2002, the Development Company entered into a development and worldwide licensing agreement with West Pharmaceutical Services, Inc. for the development and commercialization of an oral sustained release formulation of liothyronine. Under the terms of the agreement, West will receive milestone payments for the successful completion of various development activities throughout the program. West will also receive royalty payments based on commercial sales if the product is granted regulatory approval. The Development Company will receive certain licenses necessary to develop and sell products incorporating West's sustained release delivery technology. The Development Company paid an up-front license fee of $150,000 in addition to the milestone and royalty payments that may become payable depending on the success of the project. The Development Company will pay all costs associated with the development program, which are currently estimated to total $600,000 over the life of the development program, which is expected to be at least two years.

Activities during Fiscal Year 2001. During part of the fiscal year ended March 31, 2001, the Company was still the record owner of one parcel of agricultural real estate in Northern Indiana comprising approximately 195 acres. This real estate, known as Schleman Farm, was primarily devoted to farming activities under the cash lease method of operation. The cash lease method of operation involves the leasing of the property to farmers who are directly responsible for the operation of the farm and who paid the Company a rental fee covering a ten-month period for the use of the property for farming and related activities. The Company generally received these rental payments at one time or in semi-annual installments. Real estate taxes and other minor expenses, such as insurance, were the responsibility of the Company in some instances.

The Company engaged the services of a farm management company, Halderman Farm Management Service, Inc., of Wabash, Indiana ("Halderman"). Under the contract, Halderman managed, and was responsible for the negotiation of all leases, tenant contracts, and general operations and programs of the Schleman Farm. Halderman was compensated on a quarterly per-acre fee basis. It had managed the current and former farm properties of the Company for more than ten years.

On February 23, 2000, the Company conducted a real estate auction and entered into definitive purchase and sale agreements with seven non-affiliated, individual purchasers for the sale of all of the Company's remaining agricultural real estate in Northern Indiana. The real estate was sold at auction for an aggregate gross sales price of $567,500. Halderman assisted the Company with the auction of the Schleman Farm and received a 5% commission on the sale thereof, as well as a co-broker's fee on the sale of one parcel. Advertising expenses for the auction paid by Halderman were reimbursed thereto by the Company from the proceeds of the sale of the property. At closing, an aggregate $13,225 price reduction was made due to acreage corrections revealed by the survey delivered at closing and due to deletion from the sale property of an electrical substation not owned by the Company. All sales were closed as of June 14, 2000, and net proceeds of $506,510 were delivered to the Company as of that date.

Financing Arrangements. The Company currently has no debt for borrowed funds or similar obligations or contingencies. The Company may incur debt of an undetermined amount to effect an acquisition or commence a new business. The Company does not have a formal arrangement with any bank or financial institution with respect to the availability of financing in the future. In the event the follow-on contribution of $750,000 in the Development Company is required to be made following preliminary FDA approval, the Company may need to raise additional funds to meet its obligation, either through borrowings or the issuance of additional equity interests in the Company.

Licenses and Trademarks, etc. The business of the Company is not currently dependent upon any patent, trademark, franchise or license.

Governmental Regulation. The Company believes it is in compliance with all federal, state and local regulations.

Employees. The Company has no employees at this time. Mr. Jack C. Brown, a Director and Secretary of the Company receives a monthly fee of $500 for administrative services that he renders to the Company. Such fee is paid pursuant to a month to month arrangement. Part-time secretarial and bookkeeping services are provided to the Company by an employee of a management company with whom the Company shares office space.

Item 2 – Properties.

At March 31, 2003, the Company did not own any real estate.

Item 3 - Legal Proceedings.

The Company is not a party to any material pending legal proceedings.

Item 4 - Submission of Matters to a Vote of Security Holders.

Not applicable.

PART II

Item 5 - Market For the Company's Common Equity and Related Stockholder Matters.

Market Information. The Company's common stock is not currently listed for trading on any exchange. The following table sets forth the high and low sales price for each quarterly period during the fiscal years 2003 and 2002, as reported by the OTC Bulletin Board. The common stock is quoted under the ticker symbol "STLS." Such price data reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Fiscal Year	Quarter	High	Low
2003	First	$4.50	$2.40
	Second	$2.75	$2.30
	Third	$2.95	$2.00
	Fourth	$2.75	$2.00
2002	First	$2.50	$2.13
	Second	$2.75	$2.15
	Third	$2.40	$2.25
	Fourth	$2.45	$2.35

Securities Authorized for Issuance Under Equity Compensation Plan

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities referenced in column (a)) (c)
Equity compensation plans approved by security holders...........	15,000	$3.00	--
Equity compensation plans not approved by security holders...........	--	--	--

Dividends. It is the present policy of the Board of Directors of the Company to retain earnings, if any, to finance the future expansion of the Company. No cash dividends were paid this year and no cash dividends are expected to be paid in the future.

Number of Stockholders. As of June 25, 2003, there were approximately 1,200 holders of record of the Company's common stock.

Item 6 - Selected Financial Data

The following table sets forth selected financial information with respect to the Company at or for the five fiscal years ended March 31, 2003. All information set forth in the following table should be read in connection with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in conjunction with the Company's audited Financial Statements and Notes thereto appearing elsewhere in this Report.

	For the Fiscal Year Ended March 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Revenues:					
Farm rentals	$ --	$ --	$ --	$ 8,208	$ 9,120
Interest & dividends	9,205	39,227	79,540	49,244	51,069
Sales of land	--	--	392,235	--	--
Total revenues	9,205	39,227	471,775	57,452	60,189
Costs & Expenses:					
Farm related operating costs	--	--	--	833	1,613
Depreciation	--	--	--	1,111	1,568
Consulting fees	17,000	6,000	6,000	6,000	6,000
General and administrative	99,543	124,888	85,585	88,034	102,102
Total operating expenses	116,543	130,888	91,585	95,978	111,283
Income (loss) before income taxes	(107,338)	(91,661)	380,190	(38,526)	(51,094)
Income tax expense (benefit)	--	449	7,594	573	690
Net income (loss)	$(107,338)	$(92,110)	$ 372,596	$ (39,099)	$ (51,784)
Income (loss) per common share	$ (0.27)	$ (0.23)	$ 0.95	$ (0.10)	(0.13)
Weighted average number of common shares outstanding	393,735	393,735	393,735	393,735	393,735

	At March 31,				
	2003	**2002**	**2001**	**2000**	**1999**
Balance Sheet Data:					
Total assets	$1,404,878	$1,600,214	$1,491,692	$1,123,040	$1,165,360
Total liabilities	127,475	215,473	14,841	18,785	22,006
Shareholders' equity	1,277,403	1,384,741	1,476,851	1,104,255	1,143,354

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations.

Recent Activities. Please see "Item 1 – Business – Research Funding" for a description of recent funding agreements that the Company entered into in the fourth quarter of fiscal 2002 and the first quarter of fiscal 2003.

Results of Operations for the Fiscal Year Ended March 31, 2003 in as Compared to the Fiscal Year Ended March 31, 2002. Interest and dividend income decreased by $30,022, or 76.5%, from $39,227 for the fiscal year ended March 31, 2002 to $9,205 for the fiscal year ended March 31, 2003. This decrease is a primarily a result of lower cash balances during the period due to the use of a significant amount of the Company's cash in the T3 Therapeutics joint venture and in the NYU Research Funding Agreement, as well as a result of lower rates of interest earned on cash and cash equivalents.

Consulting fees increased by $11,000, or 183%, from $6,000 for the fiscal year ended March 31, 2002 to $17,000 for the fiscal year ended March 31, 2003, as a result of the engagement of a consultant to evaluate the prospects of the drug treatment protocols underlying the Development Company venture. The consultant's fee was $11,000, and no further expenses relating to that consultant are expected to be incurred.

General and administrative expenses decreased by $25,345, or 20.3%, from $124,888 for the fiscal year ended March 31, 2002 to $99,543 for the fiscal year ended March 31, 2003. The higher amount of general and administrative expenses in the fiscal year ended March 31, 2002 is due primarily to increased professional fees related to the negotiation of the research funding arrangement with NYU and the letter of intent and joint venture agreement with the Development Company, as well as higher stock services, proxy, annual meeting and SEC report compliance costs.

The following table summarizes the significant component of these expenses, and presents a comparison of such components for the fiscal years ended March 31, 2003 and March 31, 2002:

	For the Fiscal Year Ended March 31,	
	2003	2002
Executive compensation, management fees, salaries and employee benefits	$ 11,116	$ 11,086
Office rent and operations	15,921	15,322
Stock services, proxy, annual meeting and SEC report compliance	14,491	19,010
Professional fees (accounting & legal)	58,015	79,470
Total...........................	$ 99,543	$ 124,888

As a result of the above items, the Company had a loss of $107,338 before provision for income taxes for the fiscal year ended March 31, 2003, as compared to a loss of $91,661 before provision for income taxes for the fiscal year ended March 31, 2002.

No income tax was paid for the fiscal year ended March 31, 2003, as compared to income tax paid for the fiscal year ended March 31, 2002 of $449.

Results of Operations for the Fiscal Year Ended March 31, 2002 as Compared to the Fiscal Year Ended March 31, 2001. Interest and dividend income decreased by $40,313, or 50.7%, from $79,540 for the fiscal year ended March 31, 2001 to $39,227 for the fiscal year ended March 31, 2002. The decrease is a result of lower rates of interest earned on invested funds.

There were no revenues from sales of land in the fiscal year ended March 31, 2002, as compared to revenues of $392,235 from sales of land in the fiscal year ended March 31, 2001, due to the sale of the Schleman Farm. As of March 31, 2002, the Company did not own any real estate.

General and administrative expenses increased by $39,303, or 45.9%, from $85,585 for the fiscal year ended March 31, 2001 to $124,888 for the fiscal year ended March 31, 2002. The increase is primarily the result of increased professional fees related to the negotiation of the research funding arrangement with NYU and the letter of intent and joint venture agreement for the Development Company.

The following table summarizes the significant components of these expenses, and presents a comparison of such components for the years ended March 31, 2001 and March 31, 2000:

	For the Fiscal Year Ended March 31,	
	2002	2001
Executive compensation, management fees, salaries and employee benefits	$ 11,086	$ 10,757
Office rent and operations	15,322	15,669
Stock services, proxy, annual meeting and SEC report compliance	19,010	16,905
Professional fees (accounting & legal)	79,470	42,254
Total	$ 124,888	$ 85,585

As a result of the above items, the Company had a loss of $91,661 before provision for income taxes for the fiscal year ended March 31, 2002, as compared to a gain of $380,190 before provision for income taxes for the fiscal year ended March 31, 2001.

Income tax paid for the fiscal year ended March 31, 2002 was $449, as compared to income tax paid for the fiscal year ended March 31, 2001 of $7,594.

Liquidity and Capital Resources. At March 31, 2003, the Company had net working capital of $327,403 the major portion of which was in cash and money market funds. The Company believes it has sufficient capital resources to continue its current business. In the event the follow-on contribution of $750,000 in the Development Company is required to be made following preliminary FDA approval, the Company may need to raise additional funds to meet its obligation, either through borrowings or the issuance of additional equity interests in the Company.

The Company may require the use of its assets for a purchase or partial payment for an acquisition or in connection with another business opportunity. In addition, the Company may incur debt of an undetermined amount to effect an acquisition or in connection with another business opportunity. It may also issue its securities in connection with an acquisition or other business opportunity.

The Company does not have a formal arrangement with any bank or financial institution with respect to the availability of financing in the future.

"Safe harbor" statement under the Private Securities Litigation Reform Act of 1995

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 which reflect the Company's current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," and similar expressions identify forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed in any such forward-looking statements, including those mentioned below and those detailed from time to time in the Company's filings with the Securities and Exchange Commission. These factors include, but are not limited to:

- the ability to successfully complete development and commercialization of products, including the cost, timing, scope and results of pre-clinical and clinical testing;

- the ability to successfully complete product research and further development, including animal, pre-clinical and clinical studies;

- the ability of the developers to manage multiple late stage clinical trials for a variety of product candidates;

- significant uncertainties and requirements to attain government testing and sales approvals and licenses;

- the volume and profitability of product sales;

- changes in existing and potential relationships with financing, corporate or laboratory collaborators;

- the cost, delivery and quality of clinical and commercial grade materials supplied by contract manufacturers or laboratories;

- the timing, cost and uncertainty of obtaining regulatory approvals;

- the ability to obtain substantial additional funding or to enter into development or licensing arrangements with well-funded partners or licensees;

- the ability to attract manufacturing, sales, distribution and marketing partners and other strategic alliances;

- the ability to develop and commercialize products before competitors; and

- the dependence on certain founders and key management members of the developer, or physicians with expertise in the field.

Item 7A – Quantitative and Qualitative Disclosures About Market Risk.

As of March 31, 2003, the Company had cash and cash equivalents of $454,754 consisting of relatively liquid interest/dividend bearing money market investments. Decreases in interest rates over time will reduce the Company's interest income from short-term investments.

Item 8 - Financial Statements and Supplementary Data.

Annexed hereto starting on Page 19.

Item 9 - Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

PART III

Item 10 - Directors and Executive Officers of the Registrant.

Set forth in the following table are the names and ages of all persons who were members of the Board of Directors of the Company at March 31, 2003, all positions and offices with the Company held by such persons, their business experience, the period during which they have served as members of the board of directors and other directorships held by them.

Directors/ Position in Company	Age	Director Since	Business Experience During Last Five Years	Other Directorships
Jack C. Brown Secretary	84	1959	Attorney at Law, Indianapolis, Indiana since 1945.	None
Joel M. Greenblatt Chairman of the Board	45	1993	Managing Partner of Gotham Capital III L.P. ("Gotham") and its predecessors since 1985. Gotham is a private investment partnership which owns securities, equity interests, distressed debt, trade claims and bonds, derivatives and options and warrants of issuers engaged in a variety of businesses.	None
Daniel L. Nir President and Treasurer	42	1993	Managing Partner of Gracie Capital, L.P. since December, 1998; Manager of Sargeant Capital Ventures, LLC since December 1997; Managing Partner of Gotham prior thereto.	None
Edward B. Grier III Vice President	45	1993	Partner of Gracie Capital, L.P. since January 1999; Vice President of Gotham from 1992-1994 and a limited partner of Gotham from January 1, 1995 through December 31, 1998.	None

Directors of the Company are elected by a plurality of the votes cast at the Annual Meeting of Shareholders. Each Director's current term of office will expire at the next annual meeting of Shareholders or when a successor is duly elected and qualified. Executive officers of the Company are elected annually for a term of office expiring at the Board of Directors meeting immediately following the next succeeding Annual Meeting of Shareholders, or until their successors are duly elected and qualified.

Compliance with Section 16(a) of the Exchange Act. Based solely on a review of Forms 3 and 4 and amendments thereto, furnished to the Company during the fiscal year ended March 31, 2003 and Forms 5 and amendments thereto furnished to the Company with respect to the fiscal year ended March 31, 2003, no director, officer or beneficial owner of more than 10% of the Company's equity securities failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during the fiscal year ended March 31, 2003.

Item 11 - Executive Compensation.

Except as noted below, neither the Company's Chief Executive Officer nor any other executive officers of the Company (collectively the "Named Executives") received salary, bonus or other annual compensation for rendering services to the Company during the fiscal years ended March 31, 2003, 2002, and 2001.

During each of the three fiscal years ended March 31, 2003, 2002 and 2001, the Company paid to Jack C. Brown, Secretary and a Director, a monthly fee of $500 for administrative services that he renders to the Company. Such fee is on a month to month arrangement.

Summary Compensation Table. As permitted by Item 402 of Regulation S-K, the Summary Compensation Table has been omitted as there was no compensation awarded to, earned by or paid to any executive officer which is required to be reported in such Table for any fiscal year covered thereby. In addition, no transactions between the Company and a third party where the primary purpose of the transaction was to furnish compensation to any executive officer were entered into for any fiscal year covered thereby.

Option/SAR Grants in Fiscal Year Ended March 31, 2003. No options or stock appreciation rights were granted in the fiscal year ended March 31, 2003. On September 20, 2002, the options originally granted to Mr. Brown on June 18, 1983 were amended by extending the expiration date thereof from September 21, 2002 to September 21, 2007.

Aggregated Option/SAR Exercises in Fiscal Year Ended March 31, 2002 and Fiscal Year-End Option/SAR Values. The Company has a stock option plan originally adopted by the shareholders on June 12, 1978, and revised and approved by the shareholders on June 13, 1983, September 21, 1987 and August 28, 1992. The Company currently has one outstanding Stock Option Agreement entered into pursuant to the Plan. The options granted thereunder expire on September 21, 2007. The following table summarizes options exercised during fiscal year 2003 and presents the value of unexercised options held by Jack C. Brown at fiscal year end. There are currently no outstanding stock appreciation rights.

			Number of Options/SARs at Fiscal Year End		Value of Unexercised in the Money Options/SARs at Fiscal Year End	
Name	(#) Shares Acquired on Exercise	($) Value Realized	(#) Exercisable	(#) Unexercisable	($) Exercisable	($) Unexercisable
Joel M. Greenblatt	0	0	0	0	0	0
Daniel L. Nir	0	0	0	0	0	0
Edward B. Grier, III	0	0	0	0	0	0
Jack C. Brown	0	0	15,000	0	0(1)	0

(1) Based on the closing sale price of $1.70 on April 3, 2003, the date closest to the fiscal year end on which a trade occurred. The options have an exercise price of $3.00 per share.

Long-Term Incentive Plans - Awards in Fiscal Year Ended March 31, 2003. Not applicable.

Compensation of Directors. The By-laws of the Company provide for Directors to receive a fee of $100 for each meeting of the Board of Directors which they attend plus reimbursement for reasonable travel expense. No fees were paid to Directors for meetings in fiscal year 2003.

As discussed above, during the fiscal year ended March 31, 2003, the Company paid Jack C. Brown, Secretary and a Director, a monthly fee of $500 for administrative services that he renders to the Company.

Compensation Committee Interlock and Insider Participation. The Board of Directors does not have any standing audit, nominating or compensation committees or any other committees performing similar functions. Therefore, there are no relationships or transactions involving members of the Compensation Committee during the fiscal year ended March 31, 2003 required to be reported pursuant to Item 402(j) of Regulation S-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth as of June 26, 2003 the beneficial share ownership of all beneficial owners of 5% or more of the Company's common stock, all directors and executive officers of the Company owning securities, and of all officers and directors as a group.

Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
The Windward Group, L.L.C. 100 Jericho Quadrangle Suite 212 Jericho, NY 11753	150,000 [1]	30.4%
Joel M. Greenblatt 100 Jericho Quadrangle Suite 212 Jericho, NY 11753	150,000 [2]	30.4%
Daniel L. Nir 100 Jericho Quadrangle Suite 212 Jericho, NY 11753	150,000 [2]	30.4%
Jack C. Brown 320 N. Meridian St. Suite 818 Indianapolis, IN 46204	20,456 [3]	5.00
Edward B. Grier III 100 Jericho Quadrangle Suite 212 Jericho, NY 11753	0	*
All directors and officers as a group (4 persons)	170,456	33.5

*Less than 1%

[1]Includes 100,000 shares subject to a currently exercisable Stock Warrant issued to the Windward Group L.L.C. pursuant to a Warrant Agreement dated September 24, 1986, and amended on July 6, 1992, August 28, 1992, September 15, 1997 and September 20, 2002.

[2]Includes 100,000 shares subject to a currently exercisable Stock Warrant issued to the Windward Group L.L.C. pursuant to a Warrant Agreement dated September 24, 1986, and amended on July 6, 1992, August 28, 1992, September 15, 1997 and September 20, 2002. Ownership of Mr. Nir and Mr. Greenblatt is indirect as a result of their membership interest in The Windward Group, L.L.C. Mr. Nir and Mr. Greenblatt disclaim individual beneficial ownership of any common stock of the Company.

[3]Includes 15,000 shares subject to currently exercisable stock options granted on June 11, 1983, as amended, and expiring on September 21, 2003, with a per share exercise price of $3.00.

No other person or group has reported that it is the beneficial owner of more than 5% of the outstanding common stock of the Company.

Item 13. Certain Relationships and Related Transactions.

On June 25, 2002, the Company entered into a joint venture agreement under which the Company provided development funding in an initial amount of $750,000 to a newly-formed private limited liability company, T3 Therapeutics, LLC (the "Development Company") in exchange for a 12.5% ownership interest in the Development Company. The agreement provides for a follow-on contribution of an additional $750,000 if certain preliminary FDA testing approvals are secured with a corresponding increase in the Company 's ownership stake to 25% of the Development Company. Edward B. Grier, Vice President and a Director of the Company, has agreed to serve as the Company's representative to the Development Company and has authority to act on the Company's behalf with respect to the business and affairs of the Development Company. Mr. Grier has been granted an option by the Development Company to purchase up to 25 Class B Units of the Development Company at a price per unit of $6,000. The strike price of the option was calculated based on the price per unit paid by the Company. Due to the nature of the investment and the uncertainties inherent in the development and commercialization of the treatment protocols by the Development Company, no meaningful value can be assigned to the option. The option was exercisable upon grant and expires, to the extent it has not been exercised or sooner terminated, on June 25, 2012. If Mr. Grier resigns voluntarily as the Company's representative or is removed by the Company from that position without cause, the option shall remain exercisable for a period of one year from the date of resignation or removal, and then shall terminate. If Mr. Grier ceases to be the Company's representative by reason of death or disability, the option shall remain exercisable for a period of six months following his death or disability, and then shall terminate. If Mr. Grier is removed as representative for cause, the option shall immediately terminate. In addition, at the time of the Company's investment, Mr. Grier purchased 25 Class A Units of the Development Company from existing unitholders for $150,000, or $6,000 per Class A Unit.

On September 20, 2002, the Stock Warrant held by Windward Group L.L.C. for the purchase of 100,000 shares of common stock at $3.00 per share, which was to expire on September 21, 2002, was extended by the Board of Directors for an additional five years, such that it now expires on September 21, 2997. Mr. Nir and Mr. Greenblatt have membership interests in the Windward Group, and therefore may be deemed to beneficially own the shares underlying the Stock Warrant. However, Mr. Nir and Mr. Greenblatt disclaim individual beneficial ownership of the shares underlying the Stock Warrant.

Item 14. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures. The Company's Chairman of the Board and President and Treasurer have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-14(c) and 15d–14(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of a date within 90 days prior to the filing of this Annual Report (the "Evaluation Date"). Based upon such evaluation, such officers have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to the Company required to be included in the Company's reports filed or submitted under the Exchange Act.

(b) Changes in Internal Controls. Since the Evaluation Date, there has not been any significant changes in the Company's internal controls or in other factors that would significantly affect such controls.

Item 15. Principal Accountant Fees and Services.

Not required.

PART IV

Item 16 - Exhibits, Financial Statement Schedules and Reports on Form 8-K.

Financial Schedules:

None required.

Schedules other than those listed above are omitted for the reason that they are not required or not appropriate or the required information is shown in the financial statements or notes thereto.

(b) Reports on Form 8-K

None.

(c) Exhibits

(3) (i) Articles of Incorporation of The St. Lawrence Seaway Corporation, as amended. (Incorporated by reference to Exhibit (C) (3) (i) to the Annual Report of The St. Lawrence Seaway Corporation for the fiscal year ended March 31, 1991.)

(ii) By-Laws of The St. Lawrence Seaway Corporation (Incorporated by reference to Exhibit (C) (3) (ii) to the Annual Report of The St. Lawrence Seaway Corporation on Form 10-K for the fiscal year ended March 31, 1987.)

(10) (i) Stock Option Agreements, each dated September 21, 1987, between The St. Lawrence Seaway Corporation and each of Jack C. Brown, Philip I. Berman, and Albert Friedman. (Incorporated by reference to Exhibit (C) (10) (i) to the Annual Report of The St. Lawrence Seaway Corporation on Form 10K for the fiscal year ended March 31, 1988.)

(ii) Agreement, dated July 31, 1986 by and between The St. Lawrence Seaway Corporation and Bernard Zimmerman & Company, Inc. (Incorporated by reference to Exhibit 2 to the 10-Q of The St. Lawrence Seaway Corporation for the 6 months ended June 30, 1986.)

(iii) St. Clair Farm Property Option and Sale Agreement, dated March 31, 1992. (Incorporated by reference to the Exhibit (C) (10) (iii) to the Annual Report of The St. Lawrence Seaway Corporation on Form 10K for the fiscal year ended March 31, 1992.)

(iv) Airport Farm Property Option and Sale Agreement, dated March 25, 1993. (Incorporated by reference to Form 10-K for the Fiscal Year ended March 31, 1993 ("the 1993 10-K").

(v) Amendment No. 1 to Stock Option Agreement between The St. Lawrence Seaway Corporation and Jack C. Brown dated August 28, 1992. (Incorporated by reference to the 1993 10-K.))

(v)(a) Amendment to Stock Option Agreement dated September 15, 1997 -- (Incorporated by reference to Form 10-K for the fiscal year ended March 31, 1998 (the "1998 10-K."))

(v)(b) Amendment to Stock Option Agreement dated September 20, 2002.

(vi) Amendment No. 1 to Stock Option Agreement between The St. Lawrence Seaway Corporation and Albert Friedman dated August 28, 1992. (Incorporated by reference to the 1993 10-K.)

(vii) Amendment No. 1 to the Warrant issued to Bernard Zimmerman & Co. Inc. dated August 28, 1992. (Incorporated by reference to the 1993 10-K).

(vii)(a) Amendment No. 2 to Common Stock Purchase Warrant, dated September 15, 1997 -- (Incorporated by reference to the 1998 10-K.)

(vii)(b) Amendment No. 3 to Common Stock Purchase Warrant, dated September 20, 2002.

(viii) Stock Option Agreement, dated August 28, 1992 between The St. Lawrence Seaway Corporation and Wayne J. Zimmerman. (Incorporated by reference to the 1993 10-K.)

(ix) Stock Sale Agreement, dated June 24, 1993 between Bernard Zimmerman & Co., Inc. and Industrial Development Partners. (Incorporated by reference to Exhibit 7(a) to Current Report on Form 8-K dated September 30, 1993).

(x) Assignment and Assumption Agreement dated as of July 30, 1993. (Incorporated by reference to Exhibit 7(b) to Current Report on Form 8-K dated September 30, 1993.)

(xi) Agreement dated as of January 24, 2002 by and between New York University and St. Lawrence Seaway Corporation (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed February 8, 2002).

(xii) Limited Liability Agreement of T3 Therapeutics, LLC dated as of June 25, 2002 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed June 27, 2002).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ST. LAWRENCE SEAWAY CORPORATION

By: /s/ Daniel L. Nir
Daniel L. Nir
President, Treasurer and Director

Date: June 27, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons (who included a majority of the Board of Directors) on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Daniel L. Nir Daniel L. Nir (Principal Financial and Accounting Officer)	President, Treasurer and Director	June 27, 2003
/s/ Joel M. Greenblatt Joel M. Greenblatt (Principal Executive Officer)	Chairman of the Board, and Director	June 27, 2003
/s/ Jack C. Brown Jack C. Brown	Secretary and Director	June 27, 2003
/s/ Edward B. Grier III Edward B. Grier III	Director	June 27, 2003

CERTIFICATIONS

I, Joel M. Greenblatt, certify that:

1. I have reviewed this annual report on Form 10-K of The St. Lawrence Seaway Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

By: /s/ Joel M. Greenblatt
Joel M. Greenblatt
Chairman of the Board

I, Daniel L. Nir, certify that:

1. I have reviewed this annual report on Form 10-K of The St. Lawrence Seaway Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 27, 2003

By: /s/ Daniel L. Nir
Daniel L. Nir
President and Treasurer

SALLEE & COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
The St. Lawrence Seaway Corporation
Indianapolis, Indiana

Report of Independent Auditors

We have audited the accompanying balance sheets of **The St. Lawrence Seaway Corporation** as of March 31, 2003 and 2002, and the related statements of income, shareholders equity, and cash flows for each of the three years in the period ended March 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **The St. Lawrence Seaway Corporation** as of March 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2003 in conformity with generally accepted accounting principles.

June 13, 2003

/s/ Sallee & Company, Inc.

1509 J STREET, P.O. BOX 1148, BEDFORD, INDIANA 47421, 812-275-4444 (FAX) 812-275-3300

THE ST. LAWRENCE SEAWAY CORPORATION
BALANCE SHEETS
MARCH 31, 2003 AND 2002

	2003	2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 454,754	$1,359,417
Interest and other receivables	124	797
Note receivable	--	40,000
Total current assets	454,878	1,400,214
Research investment – Note 7	950,000	200,000
Total assets	$ 1,404,878	$ 1,600,214
LIABILITIES AND SHAREHOLDERS'EQUITY		
Current liabilities:		
Accounts payable & other	$ 27,475	$ 40,024
Federal and state taxes payable	--	449
Research investment funding	100,000	100,000
Total current liabilities	127,475	140,473
Long term liabilities:		
Research investment funding	--	75,000
Total liabilities	127,475	215,473
Shareholders' equity:		
Common stock, par value $1 4,000,000 authorized, 393,735 issued and outstanding at the respective dates	393,735	393,735
Additional paid-in capital	377,252	377,252
Retained earnings	506,416	613,754
Total shareholders' equity	1,277,403	1,384,741
Total Liabilities and Shareholders' Equity	$ 1,404,878	$ 1,600,214

The accompanying notes are an integral part of these financial statements.

THE ST. LAWRENCE SEAWAY CORPORATION
STATEMENTS OF INCOME
YEARS ENDED MARCH 31, 2003, 2002 AND 2001

	YEARS ENDED MARCH 31,		
	2003	**2002**	**2001**
Revenues:			
Interest and dividends	$ 9,205	$ 39,227	$ 79,540
Sales of land	--	--	392,235
Total revenues	9,205	39,227	471,775
Operating costs and expenses:			
Consulting fees	17,000	6,000	6,000
General and administrative expenses	99,543	124,888	85,585
Total operating expenses	116,543	130,888	91,585
Income (loss) before income taxes	(107,338)	(91,661)	380,190
Income taxes/(tax benefit)	--	449	7,594
Net income (loss)	$ (107,338)	$ (92,110)	$ 372,596
Per Share Data:			
Weighted average number of common shares outstanding	393,735	393,735	393,735
Basic earnings per common and common equivalent shares	$ (0.27)	$ (0.23)	$ 0.95

The accompanying notes are an integral part of these financial statements.

THE ST. LAWRENCE SEAWAY CORPORATION
STATEMENT OF SHAREHOLDERS' EQUITY
YEARS ENDED MARCH 31, 2003, 2002 AND 2001

	Common Stock	Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings
Balances at March 31, 2000...........	$ 393,735	$ 377,252	--	$ 333,268
Net income for 2001				372,596
Balances at March 31, 2001...........	393,735	377,252	--	705,864
Net loss for 2002.....................				(92,110)
Balances at March 31, 2002...........	393,735	377,252	--	613,754
Net loss for 2003.....................				(107,338)
Balances at March 31, 2003...........	$393,735	$377,252	--	$506,416

The accompanying notes are an integral part of these financial statements.

THE ST. LAWRENCE SEAWAY CORPORATION
STATEMENTS OF CASH FLOW
YEARS ENDED MARCH 31, 2003, 2002 AND 2001

	YEARS ENDED MARCH 31,		
	2003	2002	2001
Cash flows from operating activities:			
Net income (loss)	$(107,338)	$ (92,110)	$ 372,596
Adjustments to reconcile net income to net cash from operating activities:			
Gain on sale of land	--	--	(392,235)
(Increase) decrease in current assets:			
Other receivables	40,673	(37,764)	(996)
Prepaid items	--	9,649	(7,208)
(Decrease) increase in current liabilities:			
Other liabilities	(12,998)	125,632	--
Accounts payable and other	--	--	(3,944)
Net cash from operating activities	(79,663)	5,407	(31,787)
Cash flows from investing activities:			
Research investment	(750,000)	(200,000)	--
Sales of land	--	--	511,148
Net cash from investing activities	(750,000)	(200,000)	511,148
Cash flows from financing activities:			
Research investment funding	(75,000)	75,000	--
Net cash from financing activities	(75,000)	75,000	--
Net decrease in cash and cash equivalents	(904,663)	(119,593)	479,361
Cash and cash equivalents, beginning	1,359,417	1,479,010	999,649
Cash and cash equivalents, ending	$ 454,754	$1,359,417	$1,479,010
Supplemental disclosures of cash flow information:			
Cash paid for income taxes	$ 449	$ --	$ 9,649
Cash paid for interest expenses	--	--	--

The accompanying notes are an integral part of these financial statements.

THE ST. LAWRENCE SEAWAY CORPORATION

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accompanying policies observed in the preparation of the financial statement for The St. Lawrence Seaway Corporation (the "Company").

BASIS OF PRESENTATION:

The accounts are maintained on the accrual method or accounting in accordance with generally accepted accounting principles for financial statement purposes. Under this method, revenue is recognized when earned and expenses are recognized when incurred.

EARNINGS PER SHARE:

Basic and diluted earnings per share is calculated in accordance with FASB Statement No. 128 "Earnings Per Share" ("SFAS 128"). In accordance with the provisions for this statement, basic earnings per share is computed based on the weighted average number of common shares outstanding during the period and excludes any potential dilution. Diluted earnings per share reflects potential dilution from the exercise of options or warrants into common shares. Due to the antidilutive nature of the Company's current stock option and warrant issued, no diluted earnings per share is presented in these financial statements. The adoption of this statement had no effect on previously reported earnings per share data.

INCOME TAXES:

Income taxes are provided for using the liability method, under which deferred tax assets and liabilities are recorded based on differences between the financial accounting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured based on the currently enacted tax rate expected to apply to taxable income in the period in which the deferred tax asset or liability is expected to be settled or realized. No material deferred tax benefits or liabilities exist as of the dates of the balance sheets.

RECLASSIFICATION:

The 2002 and 2001 financial statements have been reclassified, where necessary, to conform to the presentation of the 2003 financial statements.

CASH FLOWS:

For purposes of reporting cash flows, cash and cash equivalents include all cash in banks and cash accumulation funds.

DEPRECIATION:

Property and equipment, consisting of small office equipment, has been fully depreciated. Depreciation was computed using the straight-line method over a five-year estimated useful life. Expenditures for maintenance and repairs that do not extend useful lives are charged to income as incurred.

USE OF ESTIMATES:

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. SHAREHOLDERS' EQUITY

The Company has a common stock warrant outstanding for the purchase of 100,000 shares of common stock at $3.00 per share. The warrant was originally issued in connection with the sale by the Company of 50,000 shares of common stock during 1986 to Bernard Zimmerman & Co. Inc. The warrant and common stock were subsequently sold and transferred to The Windward Group, L.L.C. (formerly Industrial Development Partners), pursuant to an agreement dated September 30, 1993. The warrant expires on September 21, 2007.

The Company has a stock option plan originally adopted by the shareholders on June 12, 1978, and revised and approved by the shareholders on June 13, 1983, September 21, 1987, and August 28, 1992. The revised plan provides that 15,000 shares of the Corporation's stock be set aside at an exercise price of $3.00 per share for Mr. Jack C. Brown, a Director of the Company. Mr. Brown's option is currently exercisable with respect to all 15,000 shares and, if not exercised, will expire on September 21, 2007.

The Company has 4,000,000 authorized $1 par value common shares. As of March 31, 2003 and 2002, there were 393,735 common shares issued and outstanding.

NOTE 3. RELATED PARTIES

During the fiscal years ending March 31, 2003, 2002 and 2001, the Company paid to Jack C. Brown, Secretary and a Director, an annual administrative fee of $6,000, which was paid monthly in the amount of $500.

NOTE 4. INCOME TAXES

At March 31, 2003, the Company had approximately $200,000 in loss carryforwards. If not used, these carryforwards will begin to expire in 2012. No tax benefits have been recognized in these financial statements. Provisions for any deferred federal and state tax liabilities are immaterial to these financial statements.

NOTE 5. STOCK PURCHASE AND DIVIDEND

On March 19, 1997, the Board of Directors of the Company declared a dividend distribution of 514,191 shares of common stock, $.01 par value (the "Shares") of Paragon Acquisition Company, Inc. ("Paragon"), and 514,191 non-transferable rights (the "Subscription Right") to purchase two (2) additional Shares of Paragon. Paragon's business purpose is to seek to acquire or merge with an operating business, and thereafter to operate as a publicly-traded company. St. Lawrence purchased the Paragon shares on March 6, 1997, for $5,141, or $.01 per share, and distributed one Paragon share and one subscription right for each share of St. Lawrence Common Stock owned or subject to exercisable options and warrants as of March 21, 1997 (the "Record Date"). Neither St. Lawrence nor Paragon received any cash or other proceeds from the distribution, and St. Lawrence stockholders did not make any payment for the share and subscription rights. The distribution to St. Lawrence stockholders was made by St. Lawrence for the purpose of providing St. Lawrence stockholders with an equity interest in Paragon without such stockholders being required to contribute any cash or other capital in exchange for such equity interest.

Paragon is an independent publicly-owned corporation. However, because Paragon did not have a specific operating business at the time of the distribution, the distribution of the shares was conducted in accordance with Rule 419 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). As a result, the shares, subscription rights, and any shares issuable upon exercise of subscription rights, are being held in escrow and are non-transferable by the holder thereof until after the completion of a business combination with an operating company. While held in escrow, the shares may not be traded or transferred, and the net proceeds from the exercise of subscription rights will remain in escrow subject to release upon consummation of a business combination. There is no current public trading market for the shares and none is expected to develop, if at all, until after the consummation of a business combination and the release of shares from escrow.

On June 1, 2001, Paragon notified the Board of Directors of St. Lawrence that the Paragon Board had determined that due to the lack of suitable business contributions available to Paragon, Paragon would be liquidated and dissolved. All outstanding shares thereof (including all escrowed shares) were cancelled effective on June 29, 2001.

NOTE 6. DISPOSITION OF ASSETS

On February 23, 2000, the Company conducted a real estate auction and entered into definitive sales and purchase agreements with seven non-affiliated individual purchasers to sell all of the land owned by the Company. Approximately 195 acres of agricultural real estate was sold at auction for an aggregate gross sales price of $567,500. The net operating losses of the Company totally offset the related gains from the aforesaid property sale and no federal tax liabilities are accrued.

The Company devoted the property to farming activities under a cash lease method. The property was leased to farmers who were directly responsible for the operation thereof and who paid the Company a rental fee covering a ten-month period of use of the property. The Company generally received these rental payments at the beginning of the planting season. The Company was responsible for real estate taxes, insurance, and minor expenses. As a result of the sale of the property and termination of the farm tenant agreement prior to the calendar year 2000 planting season, the Company did not realize any farm rental income in the fiscal year ending March 31, 2001.

NOTE 7. RESEARCH INVESTMENTS

The Company has entered into a Research Funding Agreement with New York University School of Medicine, New York, New York, under which the Company will provide funding for the further development of certain NYU medical discoveries and technology, in return for which the Company will be entitled to receive license fees from the future commercial uses of such discoveries. Such technology is subject to pending NYU patent applications and generally relates to treatment of certain prostate enlargements and prostate cancers. Under the Research Funding Agreement, the Company has agreed to provide research funding of $25,000 for each of eight calendar quarters, in exchange for which the Company would be entitled to receive 1.5% of future license revenues from the sale, license or other commercialization of the patents. The first payment was made in connection with the execution of the Research Funding Agreement in January 2002. The Company has the option to provide additional funds for up to three additional years of development, in exchange for which the Company's share of license revenue from the patents would increase to a maximum of 3.75%. Development and commercialization of the patents is highly speculative and subject to numerous scientific, financial, practical and commercial uncertainties. There can be no assurances that the Company will receive any license revenues as a result of its investment.

The Company has entered into a joint venture agreement as of June 25, 2002 under which it will provide development funding to a newly-formed private limited liability company, T3 Therapeutics, LLC (the "Development Company"), for specified drug treatment protocols for thyroid and cardiovascular disease, in exchange for an equity interest in the Development Company. Such treatments are in early stage development and involve the use of novel formulations of hormones, delivered in controlled release formulations. Funding provided by the Company will be used for the purpose of financing development of new formulations of such hormones, and to conduct animal and human clinical trials. Research has been initiated by the Development Company, which has been founded by physicians at a major metropolitan New York City area hospital. The agreement calls for the Company to acquire, subject to adjustment, a 12.5% ownership stake in the Development Company, in exchange for its commitment to provide development funding of $750,000, for use over an approximately two-year period. The agreement provides for a follow-on investment of an additional $750,000 if certain preliminary FDA testing approvals are secured, with a corresponding increase in the Company's ownership stake to 25% of the Development Company. If the product is licensed by Development Company to a pharmaceutical partner, the Company would be entitled to a portion of Development Company's resulting royalties and progress payments. The amount of ownership to be received by the Company is subject to adjustment, based upon (i) ownership and license arrangements that the Development Company makes with laboratories that provide research and formulation expertise and products, (ii) development or licensing transactions or (iii) other sources of financing. The Company loaned the Development Company $40,000 in connection with entering into the letter of intent relating to the joint venture agreement; the $40,000 note was cancelled and has been credited toward the Company's initial $750,000 contribution. Development and commercialization of the treatment protocols is highly speculative and subject to numerous scientific, practical, financial and commercial uncertainties.

THE ST. LAWRENCE SEAWAY CORPORATION

BOARD OF DIRECTORS

Joel M. Greenblatt
Chairman of the Board
St. Lawrence Seaway Corporation
Managing Partner
Gotham Capital
Jericho, NY

Jack C. Brown
Secretary
St. Lawrence Seaway Corporation
Attorney at Law
Indianapolis, IN

Daniel L. Nir
President and Treasurer
St. Lawrence Seaway Corporation
Managing Partner
Gracie Capital L.L.C.
New York, NY

Edward B. Grier III
Vice President and Partner
Gracie Capital, L.L.C.
New York, NY

OFFICERS

Joel M. Greenblatt
Chairman of the Board

Daniel L. Nir
President and Treasurer

Jack C. Brown
Secretary

Edward B. Grier III
Vice President

COUNSEL

Nutter McClennen & Fish LLP
Boston, Massachusetts

AUDITORS

Sallee & Company, Inc.
Bedford, Indiana

TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer & Trust Co,
New York, New York

EXECUTIVE OFFICE

320 N. Meridian Street
Suite 818
Indianapolis, Indiana 46204
Telephone (317) 639-5292